UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2021

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 90.400.888/0001-42

NIRE 35.300.332.067

CALL NOTICE OF MEETING - EXTRAORDINARY GENERAL MEETING- Shareholders are hereby invited to attend the Extraordinary General Meeting (“EGM”) to be held on December 17th, 2021, at 3 PM, at the principal place of business of Banco Santander (Brasil) S.A. (“Santander Brasil” or “Company”), located at Avenida Presidente Juscelino Kubitschek nº 2041 – CJ 281, Bloco A, Cond. Wtorre JK, 2º mezanino, Vila Nova Conceição, São Paulo/SP, to resolve upon the following Agenda:

(a) To FIX the number of members that will compose the Board of Directors in the current term of office until the Ordinary Shareholders Meeting of 2023;

(b) To ELECT Messrs. Mario Roberto Opice Leão; Angel Santodomingo Martell; and Alberto Monteiro de Queiroz Netto as new members to compose the Company's Board of Directors;

(c) to APPOINT Mr. Sérgio Agapito Lires Rial, current Vice-Chairman of the Board of Directors, to the position of Chairman of the Company's Board of Directors, with effect from January 1st, 2022; and

(d) to ELECT Mr. José Roberto Machado Filho; and Mrs. Cassia Maria Matsuno Chibante as new members to compose the Fiscal Council of the Company.

Note:

We incentivize our shareholders to participate in the EGM remotely making use of remote voting instruments, either by the electronic means available or by sending written votes to the Company, or granting standardized powers of attorney with voting guidance, according to the instructions provided in the Manual.

General Instructions:

1.	The shareholders or their legal representatives shall appear at the EGM with the appropriate identity documents. In the event of representation of a shareholder by an attorney-in-fact, it shall be deposit at the Company's principal place of business, at least seventy-two (72) hours before the EGM is held, a power of attorney granted according to the applicable law; and

2.	The documents related to the matters to be examined and resolved at the EGM are available to shareholders (i) at the Company's website (www.ri.santander.com.br – at Corporate Governance >> Minutes of the Meeting); and at the websites of the Comissão de Valores Mobiliários (www.cvm.gov.br) and B3 S.A. – Brasil, Bolsa, Balcão

(http://www.b3.com.br); (ii) at the Company’s principal place of business, at Avenida Presidente Juscelino Kubitschek nº 2041, Bloco A, Cond. Wtorre JK, 9th floor - Corporate Legal Department, where they can be consulted, on working days, from 10:00 a.m. until 4:00 p.m.;

3.    Remote Voting Ballot: the Company implemented the remote voting system pursuant to CVM Ruling 481/09, allowing shareholders to send remote voting ballots directly to the Company, to the bookkeeper or their respective custody agents, according to the procedures described in the Manual for Participation.

São Paulo, November 16, 2021 – Álvaro Antônio Cardoso de Souza – Chairman of the Board of Directors.

___________________________________________________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: November 16, 2021

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer